UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Stillwater Mining Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86074Q102

(Cusip Number)

David N. Powers, Esq.
Baker Botts L.L.P.
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 639-7769

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86074Q102

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): Norimet Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares of common stock

		8.	Shared Voting Power: 45,463,222 shares of common stock

		9.	Sole Dispositive Power: 0 shares of common stock

		10.	Shared Dispositive Power: 45,463,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,463,222 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 86074Q102

1.	Name of Reporting Person. I.R.S Identification Nos. of above persons (entities only): NN Metal Holdings SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares of common stock

		8.	Shared Voting Power: 45,463,222 shares of common stock

		9.	Sole Dispositive Power: 0 shares of common stock

		10.	Shared Dispositive Power: 45,463,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,463,222 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 86074Q102

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): Norilsk Holding SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares of common stock

		8.	Shared Voting Power: 45,463,222 shares of common stock

		9.	Sole Dispositive Power: 0 shares of common stock

		10.	Shared Dispositive Power: 45,463,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,463,222 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 86074Q102

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): MMC Norilsk Nickel

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares of common stock

		8.	Shared Voting Power: 45,463,222 shares of common stock

		9.	Sole Dispositive Power: 0 shares of common stock

		10.	Shared Dispositive Power: 45,463,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,463,222 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 86074Q102

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Mikhail D. Prokhorov

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares of common stock

		8.	Shared Voting Power: 45,463,222 shares of common stock**

		9.	Sole Dispositive Power: 0 shares of common stock

		10.	Shared Dispositive Power: 45,463,222 shares of common stock**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,463,222 shares of common stock**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%

14.	Type of Reporting Person (See Instructions): IN

** Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of §§ 13(d) or 13(g) of the Act, the beneficial owner of 45,463,222 shares of common stock.

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share, of Stillwater Mining Company, a Delaware corporation (“Stillwater”). Stillwater’s principal executive offices are located at 536 East Pike Avenue, Columbus, Montana 59019.

Item 2. Identity and Background

     Pursuant to Rule 13d-1(k)(1) of the Act, this statement is filed on behalf of the following entities and individuals:

NORIMET LIMITED

     (a)  NAME: Norimet Limited, a company organized under the laws of England and Wales (“Norimet”), is a wholly-owned subsidiary of NN Metal Holdings SA and an indirect, wholly-owned subsidiary of MMC Norilsk Nickel (“Norilsk Nickel”). Norimet’s principal business is the marketing and distribution of Norilsk Nickel’s metals.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Norimet’s principal business and principal office is Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A for information concerning the executive officers and directors of Norimet. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

NN METAL HOLDINGS SA

     (a)  NAME: NN Metal Holdings SA, a corporation organized under the laws of Luxembourg, is a wholly-owned subsidiary of Norilsk Holding SA and an indirect, wholly-owned subsidiary of Norilsk Nickel. NN Metal Holdings SA’s principal business is to act as a holding company.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of NN Metal Holdings SA’s principal business and principal office is 14a, rue des Bains, L-1212, Luxembourg.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A for information concerning the executive officers and directors of NN Metal Holdings SA. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

NORILSK HOLDING SA

     (a)  NAME: Norilsk Holding SA, a corporation organized under the laws of Switzerland, is a wholly-owned subsidiary of Norilsk Nickel. Norilsk Holding SA’s principal business is to act as a holding company.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Norilsk Holding SA’s principal business and principal office is 50, rue du Rhone 1204, Geneve, Switzerland.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A for information concerning the executive officers and directors of Norilsk Holding SA. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

MMC NORILSK NICKEL

     (a)  NAME: MMC Norilsk Nickel is an open joint-stock company organized under the laws of the Russian Federation. Norilsk Nickel’s principal business is the producing and selling of various base and precious metals.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Norilsk Nickel’s principal business and principal office is 22, Voznesensky Pereulok, Moscow, 125009, Russia.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A for information concerning the executive officers and directors of Norilsk Nickel. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

MIKHAIL D. PROKHOROV

     (a)  NAME: Mikhail D. Prokhorov, a citizen of the Russian Federation, is the Chief Executive Officer of Norilsk Nickel. As of June 1, 2003, Mr. Prokhorov beneficially owned 28.44% of the stock of Norilsk Nickel.

     (b)  PRINCIPAL BUSINESS ADDRESS: Mr. Prokhorov’s principal business address is 22, Voznesensky Pereulok, Moscow 125009, Russia.

     (c)  PRESENT PRINCIPAL OCCUPATION: Chief Executive Officer of Norilsk Nickel.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     During the past five years, Mr. Prokhorov has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Prokhorov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of Stillwater common stock owned by Norimet (the “Shares”) were acquired on June 23, 2003 pursuant to a Stock Purchase Agreement by and among Norimet, Norilsk Nickel and Stillwater, dated as of November 20, 2002. The consideration consisted of US$100,000,540 cash and approximately 877,000 ounces of palladium, for total consideration of approximately of US$257,000,000.

     Norimet obtained the funds used to purchase the Shares from Norilsk Nickel pursuant to a Subscription Agreement by and between Norimet and Norilsk Nickel, dated as of December 20, 2002, whereby Norilsk Nickel purchased newly-issued shares of common stock of Norimet.

Item 4. Purpose of Transaction

     Norimet purchased the Shares as part of a broad strategy of its ultimate parent company, Norilsk Nickel, to gain more access to the United States platinum group metals market and to establish long-term relationships with end-users of platinum group metals.

     Pursuant to the terms of the Stock Purchase Agreement, Norimet has agreed to commence a cash tender offer for an additional 4,350,000 of Stillwater’s outstanding common stock at a price of $7.50 per share. Norimet is not required to conduct the tender offer if the average closing price per share of Stillwater’s common stock on the New York Stock Exchange is greater than $7.50 per share for the 15 consecutive trading days following June 23, 2003 or if there is any legal prohibition against the tender offer.

     Stillwater’s Board of Directors is composed of nine directors, five of whom are directors designated by Norimet, one of whom is the Chief Executive Officer of Stillwater, and three of whom are directors selected by Stillwater’s Board to remain directors following the closing of the transaction with Norimet and Norilsk Nickel. Prior to the closing, Stillwater procured the resignation of three directors to enable the Norimet directors to serve as directors on the Board.

     Pursuant to a Stockholders Agreement entered into on June 23, 2003 by and among Norimet, Norilsk Nickel and Stillwater, Norimet will be able to elect a number of directors based on its proportionate ownership of Stillwater’s outstanding voting securities. The Stockholders Agreement will govern the composition of Stillwater’s Board on an ongoing basis, giving Norimet the continuing right to elect directors so long as it maintains ownership of Stillwater voting securities. As long as Norimet owns more than fifty percent of the outstanding voting securities of Stillwater, Norimet will from time to time be entitled to nominate for election to Stillwater’s Board the smallest number of directors that is a majority of the Board. As long as Norimet owns ten percent or more but less than or equal to fifty percent of the outstanding voting securities of Stillwater, Norimet will from time to time be able to nominate for election to Stillwater’s Board a number of directors equal to the total number of directors on the Board multiplied by the percentage of Stillwater’s outstanding voting securities owned by Norimet.

     At or before Stillwater’s next annual meeting, Stillwater’s certificate of incorporation and by-laws will be amended to make certain changes to take account of the Stockholders Agreement and to eliminate cumulative voting rights of Stillwater stockholders. Norimet intends to support such amendments.

     Except as set forth above, none of the persons listed in Item 2 has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)-(b) Norimet beneficially owns 45,463,222 shares of Stillwater common stock, or 50.8% of the outstanding common stock of Stillwater. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such shares is held by Norimet.

     Each of NN Metal Holdings SA, Norilsk Holding SA, Norilsk Nickel and Mr. Prokhorov, through their ownership and/or control of Norimet, has the power to vote or direct the voting of and the power to dispose or direct the disposition of, the Shares. Accordingly, each of NN Metal Holdings SA, Norilsk Holding SA, Norilsk Nickel and Mr. Prokhorov may be deemed to be the beneficial owner of the Shares, and thereby the beneficial owner of 45,463,222 or 50.8% of the outstanding common stock of Stillwater. Mr. Prokhorov disclaims beneficial ownership of such common stock, pursuant to Rule 13d-4 of the Act.

     The number of shares beneficially owned by each of the reporting persons named in this statement and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The ownership of such reporting persons is based on 44,095,444 outstanding shares of common stock of Stillwater as of June 11, 2003, as provided to Norimet by Stillwater’s transfer agent, Computershare.

     (c)  See Items 3 and 4 above, which are incorporated herein by this reference.

     (d)  All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The following agreements are described in Stillwater’s Definitive Proxy Statement filed with the SEC on May 2, 2003 and incorporated by reference herein: (i) the Stock Purchase Agreement, by and among Stillwater, Norilsk Nickel and Norimet dated as of November 20, 2002 (the “Stock Purchase Agreement”); (ii) the Stockholders Agreement, by and among Stillwater, Norilsk Nickel and Norimet dated as of June 23, 2003; and (iii) the Registration Rights Agreement, between Stillwater and Norimet dated as of June 23, 2003.

     In addition, in accordance with the terms of the Stock Purchase Agreement, Norimet intends to commence a tender offer for up to 4,350,000 shares of Stillwater common stock at a fixed cash price of $7.50 per share, as promptly as practicable (but no later than 30 days) after the closing of the Stock Purchase Agreement (June 23, 2003).

     Other than as described above, none of the persons listed in Item 2, nor, to the knowledge of the persons listed in Item 2, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Stillwater (including, but not limited to, transfer or voting of an such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7. Material to Be Filed as Exhibits

Exhibit A                     Officers and Directors of Persons Named in Item 2.*

Exhibit B                     Agreement Relating to Joint Filing of Schedule 13D.*

Exhibit C                     Stock Purchase Agreement (filed as Exhibit 10.1 to Stillwater’s Form 8-K, dated as of November 21, 2002 and incorporated herein by reference).

Exhibit D                     Stockholders Agreement (filed as Exhibit  10.1 to Stillwater’s Form 8-K, dated as of June 23, 2003 and incorporated herein by reference).

Exhibit E                      Registration Rights Agreement (filed as Exhibit 10.2 to Stillwater’s Form 8-K, dated as of June 23, 2003 and incorporated herein by reference).

Exhibit F                      Power of Attorney.*

*     Filed herewith

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 3, 2003	NORIMET LIMITED By: /s/ Mikhail Prokhorov
Name: Mikhail Prokhorov
Title: Attorney-in-Fact

NN METAL HOLDINGS SA By: /s/ Dmitry Razumov
Name: Dmitry Razumov
Title: Attorney-in-Fact

NORILSK HOLDING SA By: /s/ Dmitry Razumov
Name: Dmitry Razumov
Title: Attorney-in-Fact

MMC NORILSK NICKEL By: /s/ Mikhail Prokhorov
Name: Mikhail Prokhorov
Title: General Director

MIKHAIL D. PROKHOROV By: /s/ Mikhail D. Prokhorov
Name: Mikhail D. Prokhorov